UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15

Certification and Notice of Termination of Registration

Under Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934

Commission File Numbers	000-22593 814-00141
Venture Lending & Leasing II, Inc.
(Exact name of registrant as specified in its charter)
2010 North First Street, Suite 310, San Jose, CA 95131	408-436-8577
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) [X]	Rule 12h-3(b)(1)(i) [X]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]
Approximate number of holders of record as of the certification or notice date:	-0-

Pursuant to the requirements of the Securities Exchange Act of 1934,
Venture Lending & Leasing, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 21, 2003	Venture Lending & Leasing II, Inc.
By /s/Brian Best .
Brian R. Best, Chief Financial Officer